UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

Securities Purchase Agreement and Pre-Paid Purchase

On August 7, 2026 (the “Effective Date”), ReTo Eco-Solutions, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor (the “Investor”), pursuant to which the Company may request pre-paid purchases with an aggregate cash amount of up to $36,000,000 (the “Commitment Amount”) from the Investor (each, a “Pre-Paid Purchase”) over a two-year commitment period (the “Commitment Period”), subject to certain limitations and conditions set forth in the SPA. Each Pre-Paid Purchase will increase the outstanding balance by 106% of the cash amount funded by the Investor, reflecting a 6% original issue discount, resulting in a maximum aggregate outstanding balance of $38,160,000. An initial Pre-Paid Purchase in the amount of $3,498,000 (consisting of $3,300,000 in cash and a $198,000 original issue discount) was funded on the Effective Date (the “Outstanding Pre-Paid Purchase”). Interest shall accrue on the outstanding balance of any Pre-Paid Purchase at an annual rate of 7%, subject to an increase to 18% upon events of default described in the SPA. On or before the maturity date, which is two (2) years after the Effective Date (the “Maturity Date”), the Company is required to settle the entire outstanding balance through the issuance of Class A Shares and/or make a cash prepayment at 120% of the outstanding balance being repaid.

At any time that there is an outstanding balance under any Outstanding Pre-Paid Purchase, the Company may provide written notice (each, a “Settlement Notice”) electing to issue and sell shares of the Company’s Class A Shares with no par value (the “Class A Shares”) (the “Purchase Shares”) to the Investor, which shall be offset against and reduce the amounts outstanding under the Outstanding Pre-Paid Purchase, at a price per share (the “Purchase Share Purchase Price”) equal to the lower of (a) 50% of the closing price of the Class A Shares on the Nasdaq Capital Market on the Effective Date and (b) 50% of the lowest closing price of the Class A Shares on the Nasdaq Capital Market during the one hundred and eighty (180) trading days immediately preceding the date on which the Company provides the Settlement Notice to Maple, in each case rounded down to the nearest two (2) decimal places; provided that in no event shall the Purchase Share Purchase Price be less than $0.10 per share (the “Floor Price”). The Company shall, in each Settlement Notice, select the number of Purchase Shares to be issued, in its sole discretion, provided that the aggregate price for such shares may not exceed the balance outstanding under the Pre-Paid Purchase or exceed other specified limits in the SPA. Amounts offset by the issuance of the Purchase Shares shall be applied first toward accrued and unpaid interest, if any, and then toward outstanding principal under the Pre-Paid Purchase.

The Class A Shares will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-297016). Concurrently with the filing of this Current Report on Form 6-K, the Company is filing a prospectus supplement with the U.S. Securities and Exchange Commission in connection with the offer and sale of the Class A Shares.

The Company entered into a placement agency agreement (the “Placement Agency Agreement”) dated as of August 7, 2026, with Univest Securities, LLC (the “Placement Agent”). Pursuant to the Placement Agency Agreement, the Company engaged the Placement Agent to act as the Company’s placement agent in connection with the offering on a reasonable best efforts basis. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to five percent (5.0%) of the aggregate gross proceeds raised in the offering, and a non-accountable expense reimbursement and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000.

A copy of the legal opinion of Appleby as to the legality of the Class A Shares is attached as Exhibit 5.1 hereto.

The foregoing summaries of the SPA and Placement Agency Agreement are qualified in their entirety by reference to the full texts of the SPA and Placement Agency Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

The representations, warranties and covenants contained in the SPA and the Placement Agency Agreement were made solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties. Accordingly, the SPA and the Placement Agency Agreement are incorporated herein by reference only to provide investors with information regarding the terms thereof and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

This Current Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state or jurisdiction in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Appleby
10.1	Securities Purchase Agreement
10.2	Placement Agency Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Date: August 7, 2026	By:	/s/ JOHNNY TIONG SIE WEI
	Name:	JOHNNY TIONG SIE WEI
	Title:	Chief Executive Officer

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